Exhibit 99.3

QUESTIONS AND ANSWERS

2019 ANNUAL SHAREHOLDERS’ MEETING

Q: What is cumulative voting?

Cumulative voting is a method of voting for Directors of ChipMOS TECHNOLOGIES INC. (the “Company”) by a Holder(s) of ADSs as of the ADS Record Date. This voting method entitles you to as many votes as equal the number of ADSs held by you as of the ADS Record Date, multiplied by the number of Directors to be elected.

Q: How do I cumulate my votes in the election of Directors?

In connection with the cumulative voting feature for the election of Directors, you are entitled to as many votes as equal to the number of ADSs held by you as of the ADS Record Date multiplied by the number of Directors, including Independent Directors and Non-Independent Directors, to be elected. You may cast all of your votes for any single Director Nominee (whether an Independent or a Non-Independent Director Nominee). The votes can also be distributed to several Director Nominees whether Independent Directors Nominees and Non-Independent Directors Nominees.

For example, when nine (9) Directors, including five (5) Independent Directors and four (4) Non-Independent Directors, are to be elected, a Holder of 100 ADSs may cast all 900 votes for any one single Director Nominee (whether an Independent or a Non-Independent Director Nominee). The 900 votes can also be distributed to several Director Nominees in any manner by so noting in the space provided on the voting instructions card. Please note that Beneficial Owners should contact their broker, bank or nominee to cumulate votes for Director Nominees.

To exercise your votes cumulatively as an ADS Holder, you may either:

•	Exercise your votes “For All” or “Withhold All” with noted exceptions by completing Box A on the ADS voting card

OR

•

Allocate your votes to individual Director Nominees by completing Box B in the ADS voting card. Please note that the maximum number of votes you may allocate is calculated by multiplying (x) the number of ADSs you hold as of the ADS Record Date with (y) the number of Director Nominees (in this case nine (9) Director Nominees).